Exhibit 99.1

BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

December 18, 2018

ITEM 3.
NEWS RELEASE

The news release dated December 18, 2018 was disseminated through ACCESSWIRE Canada Ltd. and filed on SEDAR on December 18, 2018.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. (the “Company”) announced that since October 31, 2018, it has received additional gross aggregate proceeds of $1,338,168 from the exercise of 3,445,420 previously outstanding warrants.

The Company also announces that it has selected M3 Engineering & Technology Corporation to provide engineering, procurement, construction and management services (EPCM) for its Gibellini Vanadium Project in response to its Request for Proposal.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated December 18, 2018, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.
OMITTED INFORMATION

None.

ITEM 8.
SENIOR OFFICER

Contact:   Tony Wong, Corporate Secretary
Telephone:   (604) 569-3661
Email:     twong@prophecydev.com

ITEM 9.
DATE OF REPORT

December 18, 2018